UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2015

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

To the holders of American Depositary Shares (the "ADSs") representing ordinary shares of BiondVax Pharmaceuticals Ltd. (the "Company"):

Below is an English translation (from Hebrew) of an immediate report by the Company, as published on June 18, 2015, on the Tel-Aviv Stock Exchange Ltd. ("TASE"), providing a notice of an Extraordinary General Meeting scheduled for July 27, 2015. A Proxy Card for holders of ADSs is attached hereto as Exhibit 1.

Re: Immediate Report on convening an Extraordinary General Meeting

In accordance with the resolution adopted by the Company's board of directors (the “Board of Directors”) on May 28, 2015, the Company hereby submits this report to provide a notice of an Extraordinary General Meeting of Shareholders of the Company (the "EGM"), pursuant to the provisions of the Israeli Companies Law, 5759 – 1999 (the “Companies Law”), the Securities Regulations (Periodic and Immediate Reports), 5730 - 1970 (the "Reports Regulations"), the Securities Regulations (Private Offer of Securities in a Registered Company), 5760 - 2000 (the "Offering Regulations"), the Companies Regulations (Notice and Advertisement of General Meeting and Class Meeting in a Public Company), 5760 - 2000 (the "Meetings Regulations") and the Companies Regulations (Voting Ballots and Standpoint Notices), 5766 - 2006 (the "Voting Ballots Regulations"), which will take place on July 27, 2015, at 9:00, at the offices of Advocates Pearl Cohen Zedek Latzer Baratz, 1 Azrieli Center, Round Tower, 18th floor, Tel Aviv.

1.	EGM Agenda

1.1.	Transition to reporting under SEC regulations

Approving the Company's transition from the reporting format in accordance with Chapter F of the Israeli Securities Law, 5728 - 1968 (the "Israeli Securities Law") to the reporting format in accordance with the U.S Securities Exchange Act of 1934 (the "U.S. Securities Law"), in accordance with Chapter E3 of the Israeli Securities Law.

Following the issuance and listing of American Depositary Shares (ADS) and warrants exercisable for ADSs in the U.S. (the "Warrants"), as reported by the Company on May 12 and 15, 2015 on TASE and Israel Securities Authority (the "ISA") websites, reference numbers: 2015-01-018015 and 2015-01-020283, it is proposed that the Company shall transition from the reporting format in accordance with Chapter F of the Israeli Securities Law, to the reporting format in accordance with Chapter E3 of the Israeli Securities Law and its Regulations (i.e., in accordance with the U.S. Securities Law) subject to Section 32FF of the Israeli Securities Law. Following the transition, the Company will file with TASE and ISA identical reports filed with the Securities and Exchange Commission (the "SEC").

1.2.	Proposed Compensation Terms of CEO and director Dr. Ron Babecoff

The compensation terms proposed for Dr. Babecoff are as follows:

(a)	Increasing CEO's monthly salary, in employment cost terms, to NIS 80 thousand (approximately USD 20.62 thousand, calculated according to the exchange rate as of May 28, 2015, which was NIS 3.88 per 1 USD).
(b)	The grant of unregistered options in accordance with the Company's 2005 Israeli Share Option Plan (the "2005 Plan"), that is 2.5% of the Company's issued and outstanding capital on a fully diluted basis, as of May 28, 2015, exercisable to up to 5,929,503 ordinary shares of the Company NIS 0.0000001 par value (the "Ordinary Shares") at an exercise price of NIS 0.74607 per Ordinary Share (USD 0.1923 per ordinary share, calculated according to the exchange rate reported by the Bank of Israel for May 28, 2015, which was NIS 3.88 per 1 USD).

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The proposed compensation terms are not in compliance with the Company's compensation policy as amended by the general meeting of the Company's shareholders on March 1, 2015 (see Company's filings on January 25, 2015 and March 1, 2015, reference numbers: 2015-01-018073 and 2015-01-041092) (the "Compensation Policy"), because the amount of options proposed to Dr. Babecoff exceeds the maximum amount recommended for such grant as set in the Company's Compensation Policy. These Compensation terms are proposed due to Dr. Babecoff's significant contribution over the years since inception, and specifically for his contribution to the successful initial public offering in the U.S.

Other compensation terms for the CEO will remain unchanged. For detailed information on Dr. Babecoff's compensation terms see Regulation 21 of Chapter D in the Company's annual report for the year ended on December 31, 2014 (reference number: 2015-01-063070) (the "Annual Report").

2.	Information Required According to the Reports Regulations on Section 1.2 of the Agenda.

2.1.	Description of the existing service agreement with Dr. Babecoff

The Company and Ron Executive Ltd. (hereinafter: the "Service Provider"), a Company wholly owned by Dr. Babecoff, have signed an agreement effective as of April 1, 2007, which was amended on April 18, 2012 (the "Service Agreement").

Pursuant to the Service Agreement, Dr. Babecoff serves as President and CEO of the Company. On January 18, 2005, the general shareholders meeting approved extending the Service Agreement for five additional years until April 1, 2020, under the same terms and conditions of the Service Agreement. For additional information see the immediate report dated January 12, 2015, reference number: 2015-01-010075. In addition, on March 1, 2015, the shareholders general meeting approved granting exemption and indemnification letter agreements to directors and officers of the Company, including Dr. Babecoff (See immediate report dated March 1, 2015, reference number: 2015-01-041092.

Under the current terms and conditions of the Service Agreement, Dr. Babecoff receives, through the Service Provider, monthly services payment in a total amount of NIS 52.5 thousand. In addition, in the event that the Company duly enters into one or more material agreement(s)1 with any third party during the term of Dr. Babecoff’s engagement with the Company or during a period of three years commencing on the date of the termination of the Service Agreement by the Company, Dr. Babecoff shall be entitled to receive a one-time bonus per material agreement that is 1.75% of the proceeds received by the Company as a result of such material agreement..

Dr. Babecoff also serves as a Director of the Company, and was granted unregistered options pursuant to the 2005 Plan exercisable for 80,000 Ordinary Shares.

For additional information on Dr. Babecoff's compensation terms see Regulation 21 in Chapter D to the Annual Report.

2.2.	Description of proposed compensation terms

On May 26 and May 28, 2015, the Compensation Committee and the Board of Directors, respectively, approved the following resolutions:

Increasing Dr. Babecoff's monthly salary from NIS 52,500 to NIS 80,000 ($20,618, calculated using the exchange rate reported by the Bank of Israel for May 28, 2015, of one U.S. dollar per NIS 3.88, and reflecting the total employment cost) and the grant of unregistered options in accordance to the 2005 Plan, in an amount that is 5% of the Company's issued and outstanding capital on a fully diluted basis, as of May 28, 2015, at an exercise price that is 130% of the average sale share price on TASE during the thirty (30) trade days prior to the grant date. The options are scheduled to vest over a period of 3 years and expire 10 years from the grant date.

Notwithstanding the foregoing, on Monday, June 8, 2015, Dr. Babecoff notified the Company that he is waiving his right to receive half of the amount of options granted, so that Dr. Babecoff will be granted only 2.5% of the issued and outstanding capital of the Company on a fully diluted basis, that constitute an amount of unregistered options exercisable to up to 5,929,503 ordinary shares of the Company.

1 An agreement or a series of agreements, pertaining to a transaction with the Company (or any other entity designated by the Company for the transaction by the Company) in connection with the sale of all or substantially all of the Company's assets or a commercialization of one of the Company’s products in its field of business, with no less than US$10,000,000 aggregate proceeds received from such agreements).

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Following the grant of options as aforementioned, Dr. Babecoff will hold 6,009,503 unregistered options pursuant to the 2005 Plan.

2.3.	The table below is a summary of compensation components, according to the Reports Regulations (in thousands of NIS):

During 2014:

Information regarding the party receiving the Compensation				Compensation* for Services							Other Compensation*
Name	Position	Scope of position	Rate of holdings (undiluted)[2]	Salary	Grant	Share -based payments	Management fees	Consulting fees	Commission	Other	Interest	Rent	Other **	Total
Dr. Ron Babecoff	CEO & Director	100%	10.18%	-	-	9	-	604	-	-	-	-	50	663

* Compensation amounts are presented in employment cost terms.

** Telephone and vehicle retention costs according to actual cost to the Company.

Proposed compensation terms reflecting the 12 months following the date of this report:

Information regarding the party receiving the Compensation				Compensation* for Services							Other Compensation*
Name	Position	Scope of position	Rate of holdings (undiluted)	Salary	Grant	Share -based payments	Management fees	Consulting fees	Commission	Other	Interest	Rent	Other **	Total
Dr. Ron Babecoff	CEO & Director	100%	4.23%	-	-	1,375	-	960	-	-	-	-	50	2,385

* Compensation amounts are presented in employment cost terms.

** Telephone and vehicle retention costs according to actual cost to the Company.

3.	Summary of Proposed Compensation Terms Considerations by Compensation Committee and the Board of Directors

The proposed compensation terms are not in compliance with the Compensation Policy because the amount of options proposed to be granted to Dr. Babecoff exceeds the maximum amount of options recommended for such grant as set in the Compensation Policy.

The Compensation Committee and the Board of Directors, in their meetings held on May 26 and 28, 2015, respectively, have approved the proposed compensation terms after considering all the factors required in accordance with Amendment No. 20 to the Companies Law and after the Compensation Committee and the Board of Directors of the Company were presented with Dr. Babecoff's experience, skills and contribution record, as well as with the terms of his Service Agreement and a comparison of the compensation of other CEOs in similar companies operating in the same field of business and with a similar scope of activity, and stated the following reasons:

3.1.	Dr. Babecoff's involvement with the Company since inception contributed to the development and progress of the Company's business operations and assisted in the recent achievements, including the completion of certain clinical trials, the membership in the UNISEC consortium, the procurement of Good Manufacturing Practice standards, or cGMP, by a European qualified person approval and the successful initial public offering in the U.S. In light of these achievements, the Compensation Committee and the Board of Directors determined that the proposed compensation terms are reasonable and serve the Company's best interest.

2 As of December 31, 2014.

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3.2.	The Compensation Committee and the Board of Directors examined the existing Service Agreement as extended and approved on January 18, 2015 and were of the opinion that Dr. Babecoff's compensation is relatively low considering his past and future efforts and contribution to the Company as CEO and in comparison to compensation terms of other CEOs of similarly situated companies.

3.3.	In terms of promoting the Company's objectives, work plan and long term policy, the proposed compensation terms for Dr. Babecoff and the grant of options are reasonable and fair, given the scope of the investment and the resources that are invested and will be invested by Dr. Babecoff in his capacity as CEO and Director, in promoting the Company's objectives and expanding Company's activity.

3.4.	Dr. Babecoff's knowledge and experience contributed, and will continue to contribute, to the Company's success, as Dr. Babecoff puts his best efforts, skills and professionalism into managing the Company and promoting the Company's interests.

3.5.	Dr. Babecoff's terms and conditions of employment are appropriate, considering his education, skills, expertise and vast experience and noting his performance in the positions that he performs in the Company, both as CEO and as a Director, and his contributions to the Company.

3.6.	The ratio between Dr. Babecoff's updated cost of employment and the average employment cost of the Company's employees is 3.39. The ratio between Dr. Babecoff cost of employment and the median cost of employment of the Company's employees is 4.30. The Compensation Committee and the Board of Directors are of the opinion that considering the nature of the Company's activity and Dr. Babecoff's position as CEO and Director, the said ratio is reasonable and will not have an adverse effect on the employment relationships in the Company.

3.7.	In light of all the foregoing, and taking into account, inter alia, the Company's size, scope, complexity and the nature of its activities; the complexity of Dr. Babecoff's position and his scope of responsibility; the many achievements of Dr. Babecoff in the Company and his contribution to the Company's success (including the listing of the Company's securities on The NASDAQ Capital Market), the Compensation Committee and the Board of Directors of the Company believe that the proposed compensation terms are reasonable and fair.

4.	Information required in accordance with the Offering Regulations

4.1.	Name of Offeree

The Offeree is Dr. Ron Babecoff, CEO and Director of the Company. As of the date of this report, Mr. Babecoff holds 4.23% of the issued and outstanding capital of the Company and 2.33% of the issued and outstanding capital of the Company on a fully diluted basis.

4.2.	Terms and conditions of the securities offered

4.2.1.	It is proposed to grant, for no consideration, unregistered options exercisable to up to 5,929,503 Ordinary Shares (the "Options"), under the terms and conditions provided herein.

4.2.2.	The Options will be granted to the Offeree shortly after receiving all the approvals required by law for "a private substantive offer", as defined in the Israeli Securities Law, including approval by TASE to list the Ordinary Shares deriving from the exercise of the Options (the "Exercise Shares"). Upon exercise of the Options, the Exercise Shares will be listed for trading on TASE and, commencing on the grant date, shall be equal in all rights to other Ordinary Shares. The Exercise Shares of the Company will be registered in the name of Bank Leumi Registration Company Ltd. and/or any other registration company the Company may choose to enter into an agreement with in the future.

4.2.3.	The Options will vest over a period of three (3) years from the date of grant (one third at the end of each year) and all subject to the provisions of the 2005 Plan.

4.2.4.	The Options will be exercisable for a term of 10 years from the Date of Grant, as defined herein (the "Exercise Period"). Options not exercised by the end of the Exercise Period shall expire, will be void and shall not entitle its owner to any right, including the right to any payment, unless the Exercise Period is extended in accordance with the 2005 Plan and pursuant to approvals required by any law. The 2005 Plan is subject to the resolutions of the Company's Board of Directors or any Committee authorized by the Board of Directors.

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4.2.5.	The exercise price of each Option is equal to NIS 0.74607 (USD 0.1923 per Ordinary Share, calculated according to the exchange rate reported by the Bank of Israel on May 28, 2015, which is NIS 3.88 per 1 USD) (the "Exercise Price").

4.2.6.	In the event of a change of control in the Company, as defined in the 2005 Plan, ("Accelerating Event"), all then unvested Options shall automatically vest in accordance with the 2005 Plan.

4.2.7.	Exercise of the Options in the event of termination of Services

Upon the scheduled expiration of the Service Agreement, the retirement or the termination of Dr. Babecoff's services with the Company (the "Termination"), the Options will expire; the Offeree may exercise the Option after such Termination in the following events:

(a)	If termination is without Cause, as defined below, the Offeree will be entitled to exercise only vested Options within 90 days from the date of Termination, subject to Section 102 of the Israeli Tax Ordinance ("Section 102").
(b)	In the event of death or disability which prevents the Offeree from fulfilling his obligations to the Company, the Offeree or his heirs or estate will be entitled to exercise the Options within 12 months following the date of Offeree's death or disability.
(c)	In the event that prior to the Termination the Board of Directors extended the exercise period of the Options (the "New Exercise Period"), the Offeree will be entitled to exercise the Options during the New Exercise Period, for so long as the New Exercise Period is no longer than the original exercise period of the Options prior to the Termination.

In the event the Offeree's services are terminated by the Company due to: (1) Conviction of an offense involving moral turpitude or that might cause significant harm to the Company; (2) Embezzlement of Company finances; (3) Any breach of fiduciary duty or a duty of care by the Offeree, including the divulgence of the Company's confidential information; and (4) Any act or omission (except for an act or omission done in good faith) which the Company's Board of Directors believe that it might harm the Company (the "Cause"), shall entail immediate expiration of all Options, vested and unvested, effective as of the date of such termination.

4.2.8.	Transfer prohibition

The Options will not be transferrable, reassigned, used as collateral etc., except pursuant to a will or to Israeli inheritance laws. Offeree's rights in the Exercise Shares are not transferable, unless as stipulated according to the 2005 Plan.

4.2.9.	Adjustments

Distribution of Bonus Shares:

In the event of distribution of share dividends, whereby the record date for such distribution is prior to the date of the exercise of the Options, the number of Ordinary Shares to which the Option holder is entitled upon exercise of Options shall be adjusted to reflect the grant of share dividends to which he would have been entitled had he exercised the Options by the record date. The Company will publish an immediate report with the adjusted exercise ratio on or prior to such record date.

Right Issuance:

In the event the Company offers securities of any kind by way of issuance of rights during the Exercise Period, the number of exercisable Ordinary Shares shall be adjusted to the number of Ordinary Shares of the Company in accordance with the ratio between the closing sales price on TASE of the Ordinary Share on the last trading day prior the record date and the initial sales price on TASE of the Ordinary Share as of the record date. This adjustment method may not be changed.

The Company will announce the adjusted exercising ratio by an immediate report before the beginning of trade on TASE on the record date.

Distribution of Dividends

No adjustment shall be made in the event of distribution of dividends.

According to TASE's guidelines, no exercise of Options will be performed on each record date or during the last trade date on TASE in the event the record date occurs on a day there is no trade on TASE.

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4.2.10.	Taxation

The Options will be granted under the terms of the 2005 Plan submitted to the Israeli Income Tax Authority, under the capital gains provision of Section 102 of the Income Tax Ordinance 5721-1961 (the “Income Tax Ordinance”). In accordance with Section 102, the Options will be deposited with a trustee for the benefit of Offeree, and the trustee will manage the account for the Offeree.

Any tax liability in connection with the Options shall be imposed exclusively on the Offeree. The trustee shall be responsible to deduct from the Offeree, on the effective date according to the law, all payments required by law and timely deliver such payments to the relevant tax authorities.

4.3.	The Company's share price on TASE

The last reported sale price of the Company's Ordinary Shares prior to the filing of this immediate report was NIS 0.4980 (June 17, 2015) per each share.

The Exercise Price of each Option is NIS 0.74607 per each Ordinary Share. The exercise price of each Option is higher by 49.81% than the last reported sale price of the Company's Ordinary Share.

4.4.	The Economic Value of the Options

The fair value of each Option, when calculated in accordance with TASE guidelines, is approximately NIS 0.37 and the total value of all Options (5,929,503 Ordinary Shares) is approximately NIS 2,249,181. The economic value of the Options is assessed using the Black & Scholes model.

The parameters used in applying the said model are as follows:

Calculation date: June 9, 2015.

Share price (in NIS) for the purpose of this calculation: NIS 0.478

Exercise Period: 10 years.

Exercise Price: NIS 0.74607

Risk-free interest rate: 0.1%.

Standard deviation: 8.59%.

Dividend yield: 0%.

4.5.	Grant transaction information

For detailed information, see Section 2 above.

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4.6.	Status of Offeree and of interested parties

Prior to Grant

Name of holder	Ordinary Shares[3]	Tradable Options (series 3)	Tradable Options (series 4)	Tradable Options (series 5)	Representative Warrants	ADSs Warrants	Options (2005 Plan)	% of holding	% of holding, fully diluted
Dr. Ron Babecoff (CEO & Director)	5,528,000						80,000	4.23	2.36
Prof. Avner Rotman (Chairman of the Board)	158,900						80,000	0.12	0.10
Prof. Moshe Many (Director)							134,050	0.00	0.06
Dr. George Lowell (Director)	355,000						280,000	0.27	0.27
Dr. Jack Rosen (Director)							500,000	0.00	0.21
Irit Ben - Ami (External Director)							80,000	0.00	0.03
CPA Uri Ben Or (CFO)							170,000	0.00	0.07
Dr. Tamar Ben Yedidya (Chief Scientist)	150,000						470,000	0.11	0.27
Prof. Liora Katzenstein (External Director)							80,000	0.00	0.03
IBI Market Maker	8,880							0.01	0.00
IBI Mutual Trust Funds	9,290,757							7.11	3.92
The Public	115,205,830	5,650,000	5,685,000	6,302,000	95,500	2,038,000	1,631,719	88.15	92.67
Total	130,697,367	5,650,000	5,685,000	6,302,000	95,500	2,038,000	3,505,769	100	100

Following grant of Options:

Name of holder	Ordinary Shares[4]	Tradable Options (series 3)	Tradable Options (series 4)	Tradable Options (series 5)	Representative Warrants	ADSs Warrants	Options (2005 Plan)	% of holding	% of holding, fully diluted
Dr. Ron Babecoff	5,528,000						6,009,503	4.23	4.75
Prof. Avner Rotman	158,900						80,000	0.12	0.10
Prof. Moshe Many							134,050	0.00	0.06
Dr. George Lowell	355,000						280,000	0.27	0.27
Dr. Jack Rosen							500,000	0.00	0.21
Irit Ben - Ami							80,000	0.00	0.03
CPA Uri Ben Or							170,000	0.00	0.07
Dr. Tamar Ben Yedidya	150,000						470,000	0.11	0.25
Prof. Liora Katzenstein							80,000	0.00	0.03
IBI Market Maker	8,880							0.01	0.00
IBI Mutual Trust Funds	9,290,757							7.11	3.82
The Public	117,897,459	5,650,000	5,685,000	6,302,000	95,500	2,038,000	1,631,719	88.15	90.42
Total	130,697,367	5,650,000	5,685,000	6,302,000	95,500	2,038,000	9,435,272	100	100

3 Each Warrant that is convertible to one (1) ADS. Each ADS represents forty (40) Ordinary Shares of the Company.

4  Each Warrant that is convertible to one (1) ADS. Each ADS represents forty (40) Ordinary Shares of the Company.

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Following grant and exercise of Options:

Name of holder	Ordinary Shares[5]	Tradable Options (series 3)	Tradable Options (series 4)	Tradable Options (series 5)	Representative Warrants	ADSs Warrants	Options (2005 Plan)	% of holding	% of holding, fully diluted
Dr. Ron Babecoff	11,457,503						80,000	8.39	4.74
Prof. Avner Rotman	158,900						80,000	0.12	0.10
Prof. Moshe Many							134,050	0.00	0.06
Dr. George Lowell	355,000						280,000	0.26	0.26
Dr. Jack Rosen							500,000	0.00	0.21
Irit Ben - Ami							80,000	0.00	0.03
CPA Uri Ben Or							170,000	0.00	0.07
Dr. Tamar Ben Yedidya	150,000						470,000	0.11	0.26
Prof. Liora Katzenstein							80,000	0.00	0.03
IBI Market Maker	8,880							0.01	0.00
IBI Mutual Trust Funds	9,290,757							6.80	3.82
The Public	136,626,870	5,650,000	5,685,000	6,302,000	95,500	2,038,000	1,631,719	84.32	90.42
Total	130,697,367	5,650,000	5,685,000	6,302,000	95,500	2,038,000	9,435,272	100	100

5 Each Warrant that is convertible to one (1) ADS. Each ADS represents forty (40) Ordinary Shares of the Company.

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4.7.	Consideration

The Options are granted for no consideration as compensation to the Offeree's Services.

4.8.	Personal interest

Dr. Babecoff, a director and a shareholder of the Company is a beneficiary of this grant and therefore holds personal interest in this matter.

4.9.	Required Approvals

On May 26 and May 28, 2015, the Compensation Committee and Board of Directors, have both approved the grant of Options.

The grant of Options is subject to the approval of the EGM.

The grant of Options is subject to TASE's approval for the listing of the Exercise Shares for trade.

4.10.	Names of the Directors who attended the Compensation Committee and Board of Directors meetings
4.10.1.	The Compensation Committee meeting on May 26, 2015 was attended by the following committee members: Adv. Irit Ben Ami, Prof. Liora Katzenstein and CPA Michal Marom Brickman.

4.10.2.	The Board of Directors meeting on May 28, 2015 was attended by: Prof. Avner Rotman, Adv. Irit Ben - Ami, Prof. Liora Katzenstein, Dr. George Lowell, Dr. Jack Rosen and CPA Michal Marom Brickman.

4.11.	Agreements between the Offeree and other Company's shareholders

To the best of the Company's knowledge, there are no agreements between the Offeree and the other shareholders of the Company regarding the purchase or sale of securities or voting rights in the Company.

4.12.	Restrictions applicable to the Options and Exercise Shares

To the best of the Company's knowledge, the restrictions applicable to the Exercise Shares are as follows:

•	Restricting provisions applicable to the Offeree under the Israeli Securities Law

Under the Israeli Securities Law and the Securities Regulations (Specifications regarding Articles 15A to 15C of the Law), 5760 - 2000 (in this Section: the "Regulations"), the following restrictions shall apply on the sale during trade of the Exercise Shares on TASE:

(1)	Prohibition to offer to sell the Exercise Shares on TASE for six months from the date of grant.

(2)	For six consecutive quarters from the end of the said six month term, the Offeree will be entitled to offer on each trading day on TASE, Ordinary Shares in an amount that shall not exceed the daily average volume of trade on Company's Ordinary shares on the TASE during a period of eight weeks preceding the date of said offer, provided that the Offeree does not offer during one quarter Ordinary Shares in an amount exceeding 1% of the issued and outstanding capital of the Company.

•	Restrictions under the Income Tax Ordinance

Options will be deposited with a trustee. The Options and Exercise Shares, as the case may be, will be held by the trustee in accordance with the provisions of Section 102 of the Income Tax Ordinance.

4.13.	Grant Date

The Options will be granted immediately upon receiving all required approvals as specified in this immediate report.

5.	General provisions regarding the General Meeting

5.1.	The effective date

The Company hereby gives notice, in accordance with Article 182 of the Companies Law, that whoever will be a Company shareholder on June 25, 2015, will be entitled to participate in the EGM and vote therein personally or by proxy, subject to a letter of appointment or a copy thereof to the satisfaction of the Company Board of Directors, which will be deposited in the Company’s offices no later than 48 hours prior to the time scheduled for the commencement of such meeting, and subject to proving his / her / its ownership of the Ordinary Shares in accordance with the Companies Regulations (Proving Ownership of a Share for the Purpose of Voting at the General Meeting), 5760 – 2000.

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5.2.	Legal quorum and adjourned meeting

No business shall be transacted at any general meeting unless a legal quorum is present within half an hour from the time scheduled for its opening. The presence, in person or by proxy, of shareholders holding, solely or in the aggregate, at least 10% of the voting rights in the Company, shall constitute a legal quorum.

If within half an hour from the time scheduled for the meeting a legal quorum is not present, the meeting shall stand adjourned to the same day in the next week and it will be held in the same place and at the same time. At the adjourned meeting any number of shareholders regardless of the rate of their holding in the Company’s voting rights, shall constitute a legal quorum.

5.3.	Required majority

The required majority for the purpose of approving resolution no. 1.1 of the agenda is the majority of votes of the shareholders excluding the controlling shareholders in the Company, participating in the vote, in each of the meetings of the various classes of securities6, in accordance with Article 32FF of the Israeli Securities Law.

The required majority for the purpose of approving resolution no. 1.2 of the agenda is the majority stated in Article 267A(b) of the Companies Law, i.e. a simple majority of votes of the shareholders that are present at the meeting, either in person or by proxy (or that delivered to the Company a voting ballot specifying their vote) provided that one of the following conditions is met:

(a)	The number of the votes of the shareholders participating in the meeting excluding the controlling shareholders, shareholders who have a personal interest in the approval of the resolution and the abstainers, shall constitute the required majority ;
(b)	The total number of opposing votes from among the shareholders mentioned in subsection (a) above does not exceed two percent of the total voting rights of the Company.

6.	Company representative for handling this report:

The Company representative for handling this report is Advocate Ilan Gerzi from the office of Advocates Pearl Cohen Zedek Latzer Baratz, 1 Azrieli Center, Round Tower, 18th floor, Tel Aviv 67021; Tel. 03-6073777.

7.	Review of documents:

The forms of the voting ballots as defined in Section 87 of the Companies Law can be found on the websites of the ISA and the TASE as follows: the Israel Securities Authority distribution website: http://www.magna.isa.gov.il; the Tel Aviv Stock Exchange Ltd. website: http://www.maya.tase.co.il, and also at the Company’s offices at the following address: 14 Einstein St., Ness Ziona, 74036, during regular business hours, upon prior scheduling.

Sincerely,

BiondVax Pharmaceuticals Ltd.

Signed by:

Dr. Ron Babecoff, CEO and Director

Uri Ben Or, CFO

6 In accordance with Article 35FF of the Securities Law, the Company intends to convene a class meeting for holders of tradable Company Options (Series 3-5) that are traded on TASE.

11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: June 19, 2015	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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Exhibit 1

Extraordinary General Meeting of BiondVax Pharmaceuticals Ltd.

Date: July 27, 2015

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
Item 1. Transition to reporting under SEC regulations	☐	☐	☐

	For	Against	Abstain
Item 2. Proposed Compensation Terms for CEO and director Dr. Ron Babecoff	☐	☐	☐

Other compensation terms for the CEO will remain unchanged.

	Yes	No
2a Do you have a "Personal Interest" with respect to the subject matter of this proposal?	☐	☐

(Please note: if you do not mark either "Yes" or "No" your shares will not be voted on Proposal 2)

Authorized Signatures - This section must be completed for your instructions to be executed.

________________ Please Sign Here   __________ Please Date Above

________________ Please Sign Here   __________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary General Meeting of BiondVax Pharmaceuticals Ltd. to be held July 27, 2015 For Holders as of June 25, 2015

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, New York Time on July 20, 2015.

PROXY TABULATOR FOR
BIONDVAX PHARMACEUTICALS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2015 Mediant Communications Inc. All Rights Reserved

BiondVax Pharmaceuticals Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. (New York Time) on July 20, 2015)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **BiondVax Pharmaceuticals Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **June 25, 2015** at the **Extraordinary General Meeting** of the Shareholders of **BiondVax Pharmaceuticals Ltd.** to be held on **July 27, 2015** at 9:00 (Israeli Time), in the offices of Advocates Pearl Cohen Zedek Latzer Baratz, 1 Azrieli Center, Round Tower, 18th floor, Tel Aviv or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
BIONDVAX PHARMACEUTICALS LTD.
P.O. Box 8016
CARY, NC 27512-9903